UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

16001599

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response...... | 12.00 |

# NNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC Mail Processing Section
FEB 19 2016
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8- 24680 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GUNN Company, Incorporated

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 Navarro, Suite 406
(No. and Street)

| San Antonio | Texas | 78205 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert G. Gunn, III — 210-222-2711
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haass, Lindow & Campsey, P. C.
(Name – *if individual, state last, first, middle name*)

| 8122 Datapoint Dr., Suite 830 | San Antonio | Texas | 78229 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# GUNN & COMPANY INCORPORATED

## FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

## INDEPENDENT REGISTERED ACCOUNTING FIRM
## REPORT ON EXEMPTION

## YEAR ENDED DECEMBER 31, 2015


**HAASS, LINDOW & CAMPSEY**

A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

GUNN & COMPANY INCORPORATED

INVESTMENT BANKING
AND SECURITIES

TRAVIS PARK PLAZA BUILDING
711 NAVARRO - SUITE 406
SAN ANTONIO, TEXAS 78205

210-222-2711

# GUNN & COMPANY INCORPORATED EXEMPTION REPORT
# NOTICE PURSUANT TO SEC RULE 17a-5(d)(4)

Gunn & Company Incorporated, in agreement with FINRA, is designated to operate under the redemptive provisions of paragraph (k)(2)(ii). Gunn & Company Incorporated does not handle cash or securities on behalf of customers. Therefore, Gunn & Company, Incorporated, to its' best knowledge and belief, is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2015.

Robert G. Gunn, III

January 17, 2016

# OATH OR AFFIRMATION

I, Robert G. Gunn, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gunn & Company, Incorporated, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA A ADAMS
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
09-19-2016

Signature

Title

Barbara A. Adams 1-28-16
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAASS, LINDOW & CAMPSEY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors
Gunn & Company Incorporated
San Antonio, Texas

We have audited the accompanying financial statements of Gunn & Company Incorporated, which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of Gunn & Company Incorporated. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gunn & Company Incorporated as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haass, Lindow & Campsey

A Professional Corporation
January 17, 2016

Lawrence Haass, CPA • Bruce L. Lindow, CPA • Arthur Campsey, Jr., CPA
8122 DATAPOINT, SUITE 830, SAN ANTONIO, TEXAS 78229 (210) 697-0660 FAX: (210) 697-9177
www.hlcpa.com

GUNN & COMPANY INCORPORATED

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

| | Allowable | Non-allowable | Total |
|---|---|---|---|
| Cash and cash equivalents | $ 4,294 | $ - | $ 4,294 |
| Cash-restricted | 10,000 | - | 10,000 |
| Other assets: | | | |
| Miscellaneous | - | 213 | 213 |
| | 14,294 | 213 | 14,507 |
| Total assets | $ 14,294 | $ 213 | $ 14,507 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | A.I. liabilities | Non A.I. liabilities | Total |
|---|---|---|---|
| Liabilities: | | | |
| Accounts payable | $ - | $ - | $ - |
| Total current liabilities | $ - | $ - | - |
| Stockholder's equity: | | | |
| Common stock | | | 1,000 |
| Paid-in capital | | | 5,000 |
| Retained earnings | | | 8,507 |
| Total stockholder's equity | | | 14,507 |
| Total liabilities and stockholder's equity | | | $ 14,507 |

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF INCOME

Year Ended December 31, 2015

| | |
|---|---|
| Revenue: | |
| Commissions: | |
| Commissions on transactions in listed equity securities executed on an exchange | $ 142,324 |
| All other securities commissions | - |
| Total securities commissions | 142,324 |
| Revenue from sale of investment company shares | 7,211 |
| Other revenue | 3,080 |
| Total revenue | 152,615 |
| Expenses: | |
| Commissions paid to other broker-dealers | 5,949 |
| Other expenses | 144,892 |
| Total expenses | 150,841 |
| Net income before income tax expense | 1,774 |
| Income tax | - |
| Net income | $ 1,774 |

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF STOCKHOLDER'S EQUITY

Year Ended December 31, 2015

| | Capital stock | Paid-in capital | Retained earnings | Total |
|---|---|---|---|---|
| Balances-January 1, 2015 | $ 1,000 | $ 5,000 | $ 6,733 | $ 12,733 |
| Net income for the year ended December 31, 2015 | - | - | 1,774 | 1,774 |
| Balances-December 31, 2015 | $ 1,000 | $ 5,000 | $ 8,507 | $ 14,507 |

GUNN & COMPANY INCORPORATED

STATEMENT OF CASH FLOWS

Year Ended December 31, 2015

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 1,774 |
| Net cash used by operating activities | | 1,774 |
| Cash and cash equivalents-January 1, 2015 | | 2,520 |
| Cash and cash equivalents-December 31, 2015 | $ | 4,294 |
| Schedule of supplemental cash flow information: | | |
| Cash paid during the year for: | | |
| Interest | $ | - |
| Income taxes | $ | - |

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2015

| | |
|---|---|
| Balance-January 1, 2015 | $ - |
| Balance-December 31, 2015 | $ - |

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

NOTES TO FINANCIAL STATEMENTS

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is primarily in the investment banking and securities trading business.

Cash equivalents-Cash equivalents consist primarily of treasury bills and notes, certificates of deposit, repurchase agreements and commercial paper with original maturities of 90 days or less. Certificates of Deposit and other securities with original maturities over 90 days are classified as short-term investments. Cash equivalents and short-term investments are stated at cost, which approximates market value.

Estimates-The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Advertising-Advertising costs, which are principally included in other expenses, are expensed as incurred. Advertising expense was $0 for the year ended December 31, 2015.

## 2 RELATED PARTY TRANSACTIONS

The parent company of Gunn & Company Incorporated is a subsidiary of another corporation to which administrative expenses are paid. Administrative expenses of $139,300 were expensed to the "grandparent" corporation during 2015.

## 3 NET CAPITAL REQUIREMENT

The Company is required to comply with a Securities and Exchange Commission regulation which provides that the Company maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. At December 31, 2015, the Company's net capital of $14,294 exceeded required net capital of $5,000 by $9,294 and its capital ratio was in compliance.

## 4 RESTRICTED CASH

Gunn & Company Incorporated is required to maintain a minimum cash balance of $10,000 with Hilltop Securities, Inc. for the processing of specified security transactions.

## 5 INCOME TAXES

The company has operating income of $1,774 for the year ended December 31, 2015. The Company is a subsidiary, whose parent files a consolidated tax return, and has had net operating losses in prior years for which no income tax benefit (deferred tax asset) was recorded. Estimated tax on the $1,774 of income at 15% would be $266, and management has decided to allocate that tax to the parent. As such, no income tax expense has been recorded in these financial statements for 2015.

## 6 SUBSEQUENT EVENTS

Subsequent events were evaluated through January 17, 2016, which is the date the financial statements were available to be issued. (There were no significant subsequent events.)

# SUPPLEMENTARY INFORMATION

# GUNN & COMPANY INCORPORATED

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2015

| | |
|---|---|
| Total ownership equity from the Statement of Financial Condition | $ 14,507 |
| Deductions and/or charges: | |
| Total non-allowable assets from Statement of Financial Condition | 213 |
| Net capital | $ 14,294 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6 2/3% of A.I. Liabilities) | $ 0 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 9,294 |
| Excess net capital at 1000% | $ 14,294 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total A. I. Liabilities from Statement of Financial Condition | $ 0 |
| Total aggregate indebtedness | $ 0 |
| Percentage of aggregate indebtedness to net capital | 0.0% |

## OTHER RATIOS

| | |
|---|---|
| Percentage of debt to debt-equity: total computed in accordance with Rule 15c3-1(d) | $ - |

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKER-DEALER UNDER RULE 15c3-3

December 31, 2015

EXEMPTIVE PROVISIONS

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

(k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name of Clearing Firm: Hilltop Securities, Inc.
Clearing Firm SEC Number: 8-45123
Product Code: A11

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

INFORMATION RELATING TO THE POSSESSION OR CONTROL

REQUIREMENTS UNDER RULE 15c3-3

December 31, 2015

Not applicable.

GUNN & COMPANY INCORPORATED

RECONCILIATION PURSUANT TO RULE 17a-5(d) (4) AND SIPC REPORTING

December 31, 2015

No material differences exist between the auditors' computation of net capital and the broker-dealer's corresponding computation of net capital included in the unaudited FOCUS Part II filing or in the completed SIPC-6 and SIPC 7 reports (member of SIPC).

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors
Gunn & Company Incorporated
San Antonio, Texas

We have reviewed management statements, included in the accompanying Gunn & Company Incorporated (The Company) exemption report, in which (1) The Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (2)(ii) (the exemption provision) and (2) the Company stated that they met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

A Professional Corporation

January 17, 2016